

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

November 24, 2015

Via E-mail
Sebastien Cliche
ROI Land Investments Ltd.
825 Lebourgneuf Blvd., Suite 315
Quebec, Quebec
Canada G2J 0B9

> **Re:** **ROI Land Investments Ltd.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 1, 2015**
> **File No. 000-54368**

Dear Mr. Cliche:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director
Office of Real Estate and
Commodities